SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934





                                  BAREFOOT INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                    067512103
                                 (CUSIP Number)

CUSIP No. 067512103                   13G                    Page 1 of 3 Pages
          ---------                                              ---  ---



1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            J. & W. SELIGMAN & CO. INCORPORATED
                                                                     13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /x/

                                                                         (b) /_/

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       DELAWARE


 NUMBER OF SHARES     (5) SOLE VOTING POWER                   737,800
BENEFICIALLY OWNED    (6) SHARED VOTING POWER                    -0-
BY EACH REPORTING     (7) SOLE DISPOSITIVE POWER              856,786
 PERSON WITH          (8) SHARES DISPOSITIVE POWER               -0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        856,786

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                          5.90%

12) TYPE OF REPORTING PERSON

                                                                             IA

CUSIP No. 067512103                    13G                    Page 2 of 3 Pages
          ---------                                               ---  ---

Item 1(a) Name of Issuer:

          BAREFOOT INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          450 W. WILSON BRIDGE ROAD
          STE 160
          WORTHINTON, OH  43085

Item 2(a) Name of Person Filing:

          J. & W. SELIGMAN & CO. INCORPORATED

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          DELAWARE CORPORATION

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          067512103

Item 3 If this statement is filed pursuant to Rules 13-d, or 13-2(b), check whether the person is filing as a: Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                                                                             /X/

Item 4(a) Amount Beneficially Owned:

          856,786

Item 4(b) Percent of Class:

          5.90%

Item 4(c) Number of shares as to which such person has:

     (i)      sole power to vote or to direct the vote                  737,800
     (ii)     shares power to vote or direct the vote                       -0-
     (iii)    sole power to dispose or to direct the disposition of     856,786
     (iv)     shares power to dispose or to direct the disposition of       -0-

CUSIP No. 067512103                    13G                    Page 3 of 3 Pages
          ---------                                               ---  ---

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.



          Lawrence P. Vogel
          Senior Vice President, Finance


          FEBRUARY 13, 1997
          Date